Filed pursuant to General Instruction II.L of Form F-10

File No. 333-290823

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated February 25, 2026 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 25, 2026

New Issue	February 26, 2026

DRAGANFLY INC.

US$50,050,000

5,030,000 Common Shares and

Pre-Funded Warrants to Purchase 2,120,000 Common Shares

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus of Draganfly Inc. (“Draganfly”, the “Company”, “we”, “us” or “our”), qualifies the distribution (the “Offering”) directly to certain investors (the “Purchasers”) of 5,030,000 common shares (the “Common Shares”) at a price of US$7.00 per Common Share (the “Offering Price”) and, in lieu of Common Shares to certain Purchasers that would otherwise obtain beneficial ownership exceeding 4.99% of our outstanding Common Shares immediately following the consummation of this Offering, 2,120,000 pre-funded warrants of the Company (each, a “Pre-Funded Warrant”, and together with the Common Shares, the “Offered Securities”) to purchase Common Shares. See “Description of Securities Being Distributed”.

Each Pre-Funded Warrant will be exercisable for one Common Share. The purchase price of each Pre-Funded Warrant will be equal to the Offering Price, minus CA$0.00014 (the Canadian dollar equivalent of US$0.0001), and the remaining exercise price of each Pre-Funded Warrant will equal CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Common Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise.

The Offering is being made in the United States only under the Company’s registration statement on Form F-10 (File No. 333-290823) (the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Common Shares offered hereby are not being offered for sale to the public in Canada under this Prospectus Supplement.

i

The Offering is made directly to certain Purchasers pursuant to this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Offering Price was determined by arm’s length negotiation between the Company and the Placement Agent (as hereinafter defined), with reference to the prevailing market price of the Common Shares. Maxim Group LLC (“Maxim” or the “Placement Agent”) is acting as exclusive placement agent in respect of the Offering on behalf of a syndicate of agents including Raymond James Ltd. and Ladenburg Thalmann & Co. Inc., pursuant to the terms and conditions of placement agency agreement dated February 25, 2026 between the Company and the Placement Agent (the “Agency Agreement”), under which the Placement Agent agreed to arrange for the sale of the securities on a reasonable best efforts basis distributed under the Offering. The Placement Agent is not purchasing or selling any of the Common Shares or Pre-Funded Warrants offered pursuant to this Prospectus Supplement. This Prospectus Supplement qualifies the distribution of the Common Shares and Pre-Funded Warrants to eligible investors outside of Canada. The Offering is being made only in the United States and the Common Shares will be offered directly to the Purchasers. No Common Shares or Pre-Funded Warrants will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. In the United States, the Offered Securities will be offered pursuant to exemptions from the registration requirements of the U.S. Securities Act. See “Plan of Distribution”.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

Price: US$7.00 per Common Share and US$6.9999 per Pre-Funded Warrant

	Per Common Share	Per Pre-Funded Warrant	Total(4)
Offering Price(1)	$7.00	$6.9999	$50,050,000
Placement Agent’s Commission(2)	$0.49	$0.49	$3,503,485.16
Net Proceeds to the Company(3)	$6.51	$6.5099	$46,546,514.84

Notes:

(1)	The Offering Price was determined by arm’s length negotiations between us and the Placement Agent.

(2)	In consideration for the services rendered by the Placement Agent, the Placement Agent will receive a cash commission (the “Placement Agent’s Commission”) equal to 7% of the gross proceeds of the Offering and the Company has agreed to reimburse the Placement Agent for certain expenses. See “Plan of Distribution”. In addition, the Placement Agent will receive such number of compensation warrants (the “Placement Agent’s Warrants”) as is equal to 5% of the aggregate number of Offered Securities sold in this Offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the Offering Price per Common Share sold in this Offering. The Placement Agent’s Warrants are exercisable immediately for three (3) years from the date of the commencement of sales in this Offering.

(3)	After deducting the Placement Agent’s Commission but before deducting the expenses of the Offering, estimated to be $250,000 and which will be paid from the proceeds of the Offering.

(4)	Based on 2,120,000 Pre-Funded Warrants being issued at closing and assuming all 2,120,000 Pre-Funded Warrants are exercised.

ii

Subject to applicable laws, the Placement Agent may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Common Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Common Shares are listed on the Canadian Securities Exchange (the ”CSE”) under the symbol “DPRO”, on the Frankfurt Stock Exchange under the symbol “3U8A” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”. On February 26, 2026, the closing price of the Common Shares on the CSE and Nasdaq was CA$9.36 and US$6.86, respectively. The Company has provided or will provide notice to the CSE to list the Common Shares on the CSE and notification has been or will be provided to Nasdaq. Listing of the Common Shares will be subject to the Company fulfilling the respective listing requirements of each of the CSE and Nasdaq. Closing of the Offering is subject to usual closing conditions.

Certain legal matters in connection with the Offering will be passed upon for the Company by Lucosky Brookman LLP, with respect to U.S. law, and by DLA Piper (Canada) LLP, with respect to Canadian law. Certain legal matters in connection with the Offering will be passed upon for the Placement Agent by Ellenoff Grossman & Schole LLP, with respect to U.S. law, and by Cozen O’Connor LLP, with respect to Canadian law.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about February 27, 2026 or such other date as the Company and the Placement Agent may agree upon (the ”Closing Date”).

The Common Shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or by such other means as the Company and the Placement Agent may agree, on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Common Shares under the book-based system of registration, to be registered to DTC or its nominee, as the case may be, and deposited with DTC or its nominee, as the case may be. No certificates evidencing the Common Shares will be issued to purchasers of the Common Shares. Purchasers of the Common Shares will receive only a customer confirmation from the Placement Agent or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Common Shares is purchased.

The offering of Common Shares and Pre-Funded Warrants hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2024 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares or Pre-Funded Warrants described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Common Shares and Pre-Funded Warrants may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Common Shares and Pre-Funded Warrants described in this Prospectus Supplement may have tax consequences both in the United States and in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

The Company is neither a “connected issuer” nor a “related issuer” of the Placement Agent as defined in National Instrument 33-105 - Underwriting Conflicts.

Thomas Modly, Tim Dunnigan and Christopher Miller are members of the board of directors of the Company that reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, and its registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5.

Lead Placement Agent

Maxim Group LLC

Co-Placement Agents

Raymond James Ltd.

Ladenburg Thalmann & Co. Inc.

iv

Table of Contents

Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

v

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Company to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.

Purchasers of Common Shares and Pre-Funded Warrants should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Company is not making any offer of the Common Shares or Pre-Funded Warrants in any jurisdiction where the offer is not permitted by law. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Common Shares and Pre-Funded Warrants. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The corporate website of the Company is www.draganfly.com. The information on the Company’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Common Shares and Pre-Funded Warrants.

Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Draganfly and the Common Shares and Pre-Funded Warrants.

In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “Draganfly” or the “Company” refer to Draganfly Inc.

S-1

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in Canadian dollars.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

Year ended December 31,
	2025	2024	2023
Low	US$0.6848	US$0.6937	US$0.7207
High	US$0.7376	US$0.7510	US$0.7617
Average	US$0.7157	US$0.7302	US$0.7410

On February 26, 2026, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3688.

S-2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the use of the net proceeds from the Offering;
●	any decision not to sell Offered Securities if the sales cannot be effected at or above the price designated by the Company;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on the CSE and the Nasdaq;
●	expectation that the Company will continue to meet the MJDS requirements; and,
●	expectations regarding revenues, expenses and anticipated cash needs.

S-3

Forward-looking statements are not guarantees of future performance, actions or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include or relate to the following:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy.

S-4

Although our management believes that the forward-looking statements herein or incorporated herein by reference are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent in our business, including the following risks:

●	risks related to the net proceeds to the Company from the Offering;
●	risks related to the Company’s discretion in the use of proceeds;
●	the market price of the Common Shares may be volatile after this Offering;
●	sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline;
●	we have a history of losses;
●	shareholder’s holdings maybe diluted if the Company issues additional Common Shares or other securities in the future;
●	we incur substantial research and development cost and may have reduced profitability as a result;
●	new business models could fail to produce any financial returns;
●	we are affected by operational risks;
●	we operate in evolving markets and we may have difficulty in evaluating future prospects;
●	risks related to competition in the industry;
●	our markets are prone to rapid technological change and there are risks relating to the evolving nature of the market for our products;
●	risks related to regulatory approvals and permitting requirements;
●	we may fail to obtain or maintain required regulatory approvals;
●	risks associated with acquisitions;
●	we are reliant on our key personnel;
●	risks related to uncertainty and adverse changes in the economy;
●	risks associated with foreign operations in other countries;
●	our estimates of market opportunity and market and revenue growth may be inaccurate or we may fail to grow at our estimated rates;
●	tax risks associated with carrying on business in Canada;
●	we rely on critical components and raw materials to manufacture our products and if they become unavailable or scarce;
●	there could be delays in manufacturing and delivery of our products;
●	risks inherent for technology-based businesses operated in outdoor conditions;
●	we may be subject to product liability claims;
●	risks related to shortfalls in available research and development funding;
●	risks related to shipping products outside of Canada and approvals required for exporting;
●	risks related to economic and political uncertainty;
●	risks related to consumer perception of our products;
●	risks associated with any failure by us to successfully promote and protect our product brands;
●	we could suffer security breaches and the other risks associated with data security and hacking;
●	our business could be adversely affected if its consumer protection and data privacy practices are breached;
●	we are reliant on business partners;
●	our business may suffer if we cannot continue to protect our intellectual property rights;

S-5

●	we may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products;
●	we may be subject to litigation from time-to-time;
●	risks related to conflicts of interest of our directors and officers;
●	risks related to the limited experience of the management team;
●	changes in laws, regulations, and guidelines relating to the Company’s business, including tax and accounting requirements;
●	adverse impacts on the Company’s reported results of operations as a result of adopting new accounting standards or interpretations;
●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	investors may lose their entire investment in the Offered Securities;
●	the price of the Common Shares may be subject to wide fluctuations;
●	investors will experience immediate and substantial dilution;
●	investors will experience dilution upon subsequent offerings;
●	an active trading market for the Common Shares may not be sustained;
●	the price of our Common Shares may fall or fail to be sustained;
●	we have discretion over the net proceeds from the Offering;
●	we may decrease or not continue paying dividends;
●	we, or our non-U.S. subsidiaries, may constitute Controlled Foreign Corporations for tax purposes;
●	the enforcement by investors of civil liabilities under the United States federal or state securities laws against us and our directors and officers may be difficult;
●	the liquidity of the Common Shares may be limited;
●	investors may experience dilution resulting from future Common Share issuances by us, including as a result of the exercise of outstanding stock options or the settlement of our share units;
●	our compliance with Nasdaq’s continued listing requirements;
●	the costs and obligations operating as a public company in the United States;
●	there may be more limited public information available to U.S. shareholders given our current status as a foreign private issuer;
●	we may lose our foreign private issuer status in the future; and
●	the risk factors described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus, the Annual MD&A (as defined herein) and the Form 20-F (as defined herein).

Additional material risks and uncertainties applicable to the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately to be inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by these cautionary statements. The forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are made as at the date hereof or thereof, as applicable, and we undertake no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

S-6

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically on the Company’s issuer profile at www.sedarplus.ca.

In addition to the continuous disclosure obligations of the Company under the securities laws of certain provinces of Canada, the Company is subject to certain of the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by Draganfly with the SEC’s Electronic Data Gathering, Analysis and Retrieval system is available from the SEC’s website at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Company with securities commissions or similar authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the annual report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2024;

2.	the audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2024 (the “Annual MD&A”); and

4.	the material change report dated April 7, 2025 in respect of the appointment of Christopher Miller as a director of the Company.

5.	the unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025;

6.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2025 (the “Interim MD&A”);

7.	the material change report dated May 12, 2025 in respect of the underwritten public offering in the United States of 1,715,000 units at a price of US$2.10 per unit and 100,000 common share purchase warrants pursuant at a price of $0.01, for gross proceeds of approximately US$3.6 million (the “May 2025 Public Offering”);

8.	the management information circular of the Company dated May 12, 2025 with respect to the annual general meeting of shareholders of the Company held on June 17, 2025;

S-7

9.	the material change report dated June 10, 2025 in respect of the exercise of the over-allotment option granted in connection with the May 2025 Public Offering for the issuance of 100,000 Common Shares at a price of $2.09, for gross proceeds of US$209,000 (the “Option Exercise”);

10.	the material change report dated June 19, 2025, in respect of the public offering in the United States of 5,500,000 units at a price of US$2.50 per unit for gross proceeds of approximately US$13.75 million (the “June 2025 Public Offering”);

11.	the material change report dated July 17, 2025, in respect of the selection of the Company’s Commander3 XL UAV platform by a major branch of the United States Department of Defense;

12.	the material change report dated July 23, 2025, in respect of the public offering in the United States of 4,672,895 units at a price of US$5.35 per unit for gross proceeds of approximately US$25 million (the “July 2025 Public Offering”); and

13.	the material change report dated October 10, 2025, in respect of the Company’s selection by the U.S. Army to provide Flex FPV drone systems.

Any documents of the Company of the type referred to in the preceding paragraph, any other documents of the Company required to be incorporated by reference pursuant to applicable laws, including but not limited to, all documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus forms a part. The Company is not making an offer of Offered Securities in any jurisdiction where the offer is not permitted by law.

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WHERE TO FIND ADDITIONAL INFORMATION

The Company has filed with the SEC under the U.S. Securities Act the U.S. Registration Statement relating to the Common Shares being offered hereby and of which this Prospectus Supplement and the Base Shelf Prospectus form a part. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, as to which reference is made for further information.

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada, on SEDAR+ at www.sedarplus.ca.

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DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement;

●	the Agency Agreement described in this Prospectus Supplement;

●	the consent of DMCL LLP, the Company’s independent auditor; and

●	powers of attorney of the Company’s directors and officers, as applicable.

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THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Shelf Prospectus.

Securities Offered by the Company

5,030,000 Common Shares.

We are also offering to each Purchaser, with respect to the purchase of Common Shares that would otherwise result in the Purchaser’s beneficial ownership exceeding 4.99% of our outstanding Common Shares immediately following the consummation of this Offering, the opportunity to purchase 2,120,000 Pre-Funded Warrants to purchase 2,120,000 Common Shares. The purchase price per Pre-Funded Warrant will be equal to the Offering , minus CA$0.00014 (the Canadian dollar equivalent of US$0.0001), and the exercise price of each Pre-Funded Warrant will equal CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Common Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. For more information regarding the Pre-Funded Warrants, you should carefully read the section titled “Description of Securities Being Distributed” in this Prospectus.

Common Shares to be Outstanding After This Offering	36,495,971 Common Shares, assuming all of the Pre-Funded Warrants issued in this Offering are exercised.

Plan of Distribution	The Offering is made directly to certain Purchasers pursuant to this Prospectus Supplement and the accompanying Base Shelf Prospectus. See “Plan of Distribution”, including for details regarding the Placement Agent’s Commission.

Use of Proceeds

The Company estimates that the net proceeds from the Offering will be approximately $46,296,302.84 after deducting the Placement Agent’s Commission of $3,503,500 and Offering expenses, which are estimated to be $250,000, and excluding any proceeds received from the exercise of Pre-Funded Warrants.

The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development. See “Use of Proceeds”.

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Risk Factors	Investing in the Common Shares involves a high degree of risk. Please read the information contained in and incorporated by reference under the section titled “Risk Factors”, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement.

Listing	The Company has applied or will apply to list the Common Shares (including the Common Shares issuable upon exercise of the Pre-Funded Warrants qualified for distribution by this Prospectus Supplement) on the CSE and notification has been or will be provided to Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE and Nasdaq. There is no market through which the Pre-Funded Warrants may be sold and purchasers may not be able to resell the Pre-Funded Warrants purchased in this Offering. In addition, the Pre-Funded Warrants will not be listed for trading on the CSE, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Pre-Funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Pre-Funded Warrants and the extent of issuer regulation. See “Risk Factors”.

Closing	Closing on a T+1 basis, on or about February 27, 2026 or such other date as the Company and the Placement Agent may agree upon.

Trading Symbol	CSE: “DPRO” Nasdaq: “DPRO”

The number of Common Shares to be outstanding after the Offering is 36,495,971, assuming all of the Pre-Funded Warrants issued in this Offering are exercised, and is computed on the basis of 29,345,971 Common Shares outstanding as of February 26, 2026, but does not include, as of that date:

●	23,858 Common Shares issuable upon the exercise of 23,858 outstanding stock options as of September 30, 2025, with a weighted-average exercise price of C$116.34 per share, under our share compensation plan;

●	495,698 Common Shares issuable upon the vesting and redemption of 495,698 restricted share units as of September 30, 2025 under our share compensation plan; and

●	10,593,660 Common Shares issuable on exercise of outstanding warrants as of September 30, 2025, with a weighted-average exercise price of C$6.01 per share.

Except as described in the Form 20-F and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2025.

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THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares (the “Preferred Shares”). Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5. The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

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DESCRIPTION OF THE BUSINESS

The Company is a manufacturer, contract engineering, reseller, and product development company within the unmanned aerial vehicle (UAV) space, serving the public safety, civil, military, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives.

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quadcopters, fixed wing aircrafts, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. The Company is also offering exterior soft washing services.

Recent Developments

The following are recent developments to the Company’s business since the Form 20-F was filed:

●	On May 14, 2025, the Company announced the appointment of Peter Lambrinakos, O.O.M., CPP, to its Public Safety Advisory Board.

●	On June 3, 2025, the Company announced the first deliveries of its revolutionary Flex FPV (First Person View) systems under an order from a major U.S. military prime contractor supporting land systems operations for allied forces.

●	On June 5, 2025, the Company announced its participation at the Global Drone Innovation and Defense Coalition Summit (Drone Coalition) – Summer 2025, held May 29 in Riga, Latvia. Co-hosted by the Latvian and UK Ministries of Defense, the limited invite-only summit welcomed more than 1,500 participants from 28 countries across the government, defense, and drone technology sectors. Draganfly was featured as a leading provider, prominently positioned, and showcased multiple systems from its interoperable family of tactical drone platforms.

●	On June 10, 2025, the Company announced that it had been selected by the Cochise County Sheriff’s Department to support a new drone pilot program aimed at enhancing surveillance and operations along the southern border. This initiative aligns with President Donald J. Trump’s executive order, “Unleashing American Drone Dominance” which seeks to reassert America’s leadership in unmanned aerial systems for security and defense. Under this new pilot program, the department will deploy the Draganfly family of drones for extended border surveillance, quick-response missions and nighttime operations.

●	On June 17, 2025, the Company announced the successful deployment and performance of the Drone Recharging Operational Payload System (“DROPS”) during the U.S. Army’s Sustainment Modernization Experiment 2025 (“SMEX25”). Throughout SMEX25’s week-long field exercises, the DROPS system, integrated with Draganfly’s Commander 3XL, achieved a 100% success rate in autonomously deploying, recovering, and recharging TB2’s tactical resupply pods.

●	On July 16, 2025, the Company announced its Commander3 XL UAV platform was selected by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities. The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements.

●	On July 22, 2025, the Company announced the sale of Commander 3XL UAV systems to a defense contractor specializing in persistent surveillance technologies for military operations.

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●	On July 30, 2025, the Company announced the successful completion of a sale of multiple Draganfly Heavy Lift Drones, after extensive testing, to a Fortune 50 telecommunications company for UAV-based emergency response and emergency communication network capabilities.

●	On August 5, 2025, the Company announced it demonstrated an integrated tactical strike system at invite-only Pentagon event.

●	On August 28, 2025, the Company announced the expansion of its U.S. manufacturing footprint and capacity to meet demand for scalable U.S.-made drone solutions.

●	On September 3, 2025, the Company announced its successful completion of operational demonstrations of its Commander 3XL and Flex FPV drones with partner provider MMS Products as part of the U.S. Department of Defense Technology Readiness (T-REX) 24-2 exercise held from August 19 to 28, 2025 at Camp Atterbury, Indiana.

●	On September 30, 2025, the Company announced its selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training.

●	On October 9, 2025, the Company announced an agreement with Global Ordnance, a U.S. Defense Logistics Agency prime contractor, whereby Global Ordnance will serve as a U.S. defense partner for the Company’s line of unmanned aerial systems and related solutions. Under the agreement, the Company and Global Ordnance will collaborate to accelerate U.S. defense adoption of the Company’s products, provide supply chain support, and integrate mission-specific capabilities for defense applications.

●	On October 16, 2025, the Company announced the appointment of Drone Nerds as an official value-added reseller for its full line of NDAA-compliant unmanned aerial systems to provide sales, integration, training, support, and service for the Company’s public safety-grade drone systems across the U.S. and allied markets.

●	On October 21, 2025, the Company announced a collaboration with Palladyne AI Corp. to enhance the capabilities of the Company’s unmanned aerial vehicle platforms with an edge-based, platform-agnostic, intelligent swarming and collaborative AI software.

●	On November 13, 2025, the Company announced a second purchase order from a Fortune 50 telecommunications company pursuant to which the Company will deliver multiple units of its Commander 3XL platform integrated with the Unmanned Systems & Solutions Inc. tether system.

●	On November 20, 2025, the Company announced it had secured a strategically significant international military order for Commander 3XL drones from a defense contractor.

●	On December 8, 2025, the Company announced that it had entered into a collaborative framework with Babcock International Group PLC and Critical Infrastructure Technologies Corp., operating through its subsidiary CiTech International Ltd., to explore multi-company initiatives aimed at strengthening defense and security capabilities across the Asia-Pacific region.

●	On January 20, 2026, the Company announced the appointment of Cameron Chell as Executive Chairman of the board of directors.

●	On February 2, 2026, the Company announced being selected to provide Flex FPV Drones and foundational FPV training to U.S. Air Force Special Operations Command units with partner DelMar Aerospace Corporation.

●	On February 20, 2026, the Company announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board.

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CONSOLIDATED CAPITALIZATION

Since September 30, 2025, the end of the most recent financial period of the Company for which financial statements have been filed, there have been no material changes in the loan capital of the Company and no material changes in the share capital of the Company on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise of stock options pursuant to the share compensation plan of the Company and other outstanding convertible securities, see the section titled “Prior Sales.” As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Common Shares actually distributed under the Offering.

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USE OF PROCEEDS

Principal Purposes

The estimated net proceeds to be received by the Company under the Offering will be approximately $46,296,302.84 after deducting the Placement Agent’s Commission and the estimated expenses in connection with this Offering of approximately $250,000.

This estimate excludes any proceeds from the exercise of the Pre-Funded Warrants sold in this Offering. We will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2024. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. While the Company intends to utilize the net proceeds from Offering as set forth in this Prospectus Supplement, there may be circumstances where for sound business reasons a reallocation of funds may be necessary. Management will have significant discretion and flexibility in applying the net proceeds from the Offering. See “Risk Factors” in this Prospectus Supplement.

Business Objectives and Milestones

The primary business objectives for the Company over the next 12 months are:

(a)	Perform R&D for the company’s continued evolution of products and services offering;

(b)	Retain and hire sales/marketing people to promote our product lines, new and existing drone as a service work, and engineering services work;

(c)	Diversify and expand business lines organically and by potential acquisitions;

(d)	Update/capex machinery used for manufacturing and production along with a potential expansion of leased space; and

(e)	Strengthen balance sheet by providing a strong working capital position.

Significant events that need to occur for the business objectives to be accomplished:

(a)	Successfully retain, find and hire the appropriate engineering staff that can perform very innovative and challenging work specific to the drone industry;

(b)	Successfully use the capital to enhance and create new product offerings;

(c)	Successfully retain existing and source sales and marketing personnel who will grow and generate increased revenues within the next 6 to 12 months along with marketing initiatives; and

(d)	Further, the Company has a number of innovative ideas for new products that it would like to develop and increase its current product offering to various niche and mainstream industries. Finally, the Company has considered offering various other non-engineering services and it may make more sense to buy an existing industry player than to build out this offering. This isn’t something the Company has to do but it will be opportunistic to learn about potential opportunities in the existing fiscal year and the near future.

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PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between us and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the securities we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of securities or dollar amount, but the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Offered Securities under the Offering.

The Offering is made directly to certain Purchasers pursuant to this Prospectus Supplement and the accompanying Base Shelf Prospectus. Purchasers shall rely solely on this Prospectus Supplement in connection with the purchase of our securities in this Offering. The Offering Price was determined by arm’s length negotiation between the Company and the Placement Agent (as hereinafter defined), with reference to the prevailing market price of the Common Shares. This Prospectus Supplement qualifies the distribution of the Offered Securities to eligible investors outside of Canada. The Offering is being made only in the United States and the Offered Securities will be offered directly to the Purchasers. No Offered Securities will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about February 27, 2026, which will be the first trading day following the pricing of the Offering, against payment in immediately available funds.

The Agency Agreement provides that the Placement Agent’s obligations thereunder depends on the satisfaction of the conditions contained in the Agency Agreement;

●	the representations and warranties made by the Company to the Placement Agent are true;

●	there is no material change in the Company’s business or the financial markets; and

●	the Company delivers customary closing documents to the Placement Agent.

Commissions and Reimbursement

The Offered Securities will be sold to the Purchasers at the Offering Price set forth on the cover page of this Prospectus Supplement (provided that the purchase price of each Pre-Funded Warrant will be equal to the Offering Price, minus CA$0.00014 (the Canadian dollar equivalent of US$0.0001)). After the initial offering, the Offering Price and concession to dealers may be changed.

The following table summarizes the commissions and proceeds, before expenses, respectively:

	Per Common Share	Per Pre-Funded Warrant	Total(1)
Public offering price	$7.00	$6.9999	$50,050,000
Agent discounts and commissions (7%)	$0.49	$0.49	$3,503,385.16
Proceeds, before expenses to us	$6.51	$6.5099	$46,546,514.84

Note:

(1)	Based on 2,120,000 Pre-Funded Warrants being issued at closing and assuming all 2,120,000 Pre-Funded Warrants are exercised.

Subject to compliance with applicable FINRA rules, the Company agrees to reimburse the Placement Agent for all reasonable and documented out-of-pocket expenses, including, but not limited to, the reasonable fees, costs and disbursements of its legal counsel, subject to a maximum reimbursement allowance of $75,000 (the “Reimbursement Allowance”). The Company shall be responsible for and pay all expenses relating to the Offering, including, as applicable (i) all filing fees and communication expenses relating to the notice filings or registration of the Offered Securities to be sold in the Offering with the SEC and the filing of the Offering materials with FINRA; (ii) all fees and expenses relating to the listing of the Common Shares on Nasdaq and the CSE (including the Common Shares issuable upon the exercise of the Pre-Funded Warrants); (iii) all fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) all fees, expenses and disbursements relating to the notice, registration or qualification of the Offered Securities under the “blue sky” securities laws of such states and other jurisdictions as the Placement Agent and the Company may reasonably designate; (v) all fees and expenses associated with the i-Deal system and NetRoadshow; (vi) the costs of all mailing and printing of the Offering documents, registration statement, prospectus and all amendments, supplements and exhibits thereto, and as many copies of such documents as the Placement Agent may reasonably deem necessary, provided that such fees, expenses and costs are previously approved by the Company; (vii) the costs of preparing, printing and delivering certificates representing the Offered Securities, if any; (viii) fees and expenses of the transfer agent for the Common Shares; (ix) stock transfer taxes, if any, payable upon the transfer of the Common Shares from the Company to the Placement Agent; (x) the fees and expenses of the Company’s accountants; and (xi) the fees and expenses of the Company’s legal counsel and other agents and representatives.

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We estimate the expenses of this offering payable by us, not including agent discounts and commissions, including amounts for which we agreed to reimburse the Placement Agent for certain of its expenses, will be approximately $250,000.

Placement Agent’s Warrants

Upon closing of this Offering, we have agreed to issue to the Placement Agent or their designees Placement Agent’s Warrants to purchase such number of Common Shares equal to 5% of the aggregate number of Offered Securities sold in this Offering. The Placement Agent’s Warrants will be exercisable at a price equal to 125% of the Offering Price per Common Share sold in this Offering. The Placement Agent’s Warrants are exercisable immediately for three (3) years from the date of the commencement of sales in this Offering. This Prospectus Supplement and the Base Shelf Prospectus also qualify the grant of the Placement Agent’s Warrants.

Pursuant to FINRA Rule 5110(e), the Placement Agent’s Warrants and any Common Shares issued upon exercise of the Placement Agent’s Warrants shall not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days from the date of commencement of sales in this Offering, except for the transfer of any security as permitted by FINRA Rule 5110(e)(2). The Placement Agent’s Warrants will contain provisions for one demand registration of the sale of the underlying Common Shares at the Company’s expense, an additional demand registration at the holders’ expense, and unlimited “piggyback” registration rights. The Placement Agent’s Warrants will provide for anti-dilution protection as permitted by FINRA Rule 5110(g).

Placement Agent’s Warrants

The Company has agreed that, if within sixty (60) days of the Closing Date, the Company completes any financing of equity or equity-linked capital-raising activity or debt (excluding commercial bank debt) offering with, or receives proceeds from, any of the investors that invest in the Offering or are directly introduced to the Company via telephone, video conferencing, or a physical meeting by the Placement Agent, then the Company shall pay to the Placement Agent upon closing of such financing or receipt of such proceeds the compensation equivalent to that Placement Agent Commission, Reimbursement Allowance and Placement Agent Warrants as set forth above, provided, that, within ten (10) business days of a written request from the Company, the Placement Agent provides a list to the Company of such investors.

Company Standstill

The Company has agreed that, without the prior written consent of the Placement Agent, it will not, for a period of sixty (60) days after the Closing Date (the “Standstill Period”) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or equity securities of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company (the “Standstill”), other than (i) the issuance by the Company of Common Shares upon the exercise of a stock option or warrant or the conversion of a security, outstanding on the date of the Agency Agreement, (ii) the grant by the Company of stock options or other stock-based awards, or the issuance of Common Shares under any equity compensation plan of the Company, or (iii) the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities.

Lock-Up Agreements

Our directors and executive officers have agreed for a period of sixty (60) days after the Closing Date of the Offering, subject to certain exceptions, not to directly or indirectly offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company without the Placement Agent’s prior written consent, such consent not to be unreasonably withheld.

Electronic Offer, Sale and Distribution of Shares

This Prospectus Supplement and Base Shelf Prospectus in electronic format may be made available on the websites maintained by the Placement Agent or its affiliates participating in the Offering. Other than the Base Shelf Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the Base Shelf Prospectus, has not been approved or endorsed by the Company or any Placement Agent in its capacity as placement agent, and should not be relied upon by investors.

Stabilization

The Placement Agent has advised us that it, pursuant to Regulation M under the U.S. Exchange Act, and certain persons participating in the Offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

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A stabilizing bid is a bid for the purchase of the Common Shares on behalf of the Placement Agent for the purpose of fixing or maintaining the price of the Common Shares. A syndicate covering transaction is the bid for or the purchase of Common Shares on behalf of the Placement Agent to reduce a short position incurred by the Placement Agent in connection with the Offering. Similar to other purchase transactions, the Placement Agent’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the Placement Agent to reclaim the selling concession otherwise accruing to a syndicate member in connection with the Offering if the Common Shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither the Company nor the Placement Agent make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. The Placement Agent is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Passive Market Making

The Placement Agent may also engage in passive market making transactions of the Company’s Common Shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of the Common Shares in this Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The Placement Agent and its affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Company and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Placement Agent and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Indemnification

The Company has agreed, pursuant to the Agency Agreement, to indemnify the Placement Agent and its respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Placement Agent or its respective affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Placement Agent may have to make because of such liabilities.

Listing

The Company has or will give notice to the CSE to list the Common Shares (including the Common Shares issuable upon the exercise of the Pre-Funded Warrants) qualified for distribution by this Prospectus Supplement on the CSE and notification has been or will be provided to Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE and Nasdaq.

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DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

Draganfly’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of February 26, 2026, a total of 29,345,971 Common Shares and no Preferred Shares were issued and outstanding.

See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.

The Common Shares are listed on the CSE under the symbol “DPRO”, on the Nasdaq under the symbol “DPRO” and on the Frankfurt Stock Exchange under the trading Symbol “3U8A”.

See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the CSE and the Nasdaq.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants to be issued as part of this Offering is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which will be filed on Form 6-K with the SEC at www.sec.gov and incorporated by reference into the U.S. Registration Statement, of which this Prospectus Supplement forms a part.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Common Share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of Common Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares and the exercise price.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or 9.99% if elected by the purchaser) of the outstanding Common Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may decrease the amount of ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants. No fractional Common Shares will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may, in its sole discretion, elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Pre-Funded Warrants.

S-21

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding voting securities, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities or additional consideration the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Liquidated Damages

If we fail for any reason to deliver Common Shares upon the valid exercise of the Pre-Funded Warrants, subject to our receipt of a valid exercise notice and the aggregate exercise price, by the time period set forth in the Pre-Funded Warrants, we are required to pay the applicable holder, in cash, liquidated damages as set forth in the Pre-Funded Warrants. The Pre-Funded Warrants also include customary buy-in rights in the event we fail to deliver Common Shares upon exercise thereof within the time periods set forth in the Pre-Funded Warrants.

Transferability

Subject to applicable laws, a Pre-Funded Warrant in book entry form may be transferred at the option of the holder through the facilities of DTC and a Pre-Funded Warrant in physical form may be transferred upon surrender of the Pre-Funded Warrant to the warrant agent together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Rights as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Pre-Funded Warrants.

S-22

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued:

Date of Issue	Number of Common Shares Issued*	Issuance Price
March 31, 2025	6,029(1)	C$3.40791
April 8, 2025	987(1)	C$3.11469
April 14, 2025	9,982(1)	C$3.40791
May 5, 2025	1,715,000(2)	US$2.09
June 6, 2025	100,000(3)	US$2.09
June 10, 2025	666,667(4)	US$2.35
June 12, 2025	5,500,000(5)	US$2.50
June 12, 2025	514,500(4)	C$3.9779
June 13, 2025	3,000(4)	C$3.9779
June 19, 2025	24,018(1)	C$3.82759
July 3, 2025	38,666(1)	C$3.82759
July 10, 2025	9,000(4)	C$3.9779
July 15, 2025	4,000(4)	C$3.9779
July 16, 2025	2,500(4)	C$3.9779
July 16, 2025	9,000(4)	C$5.0768
July 17, 2025	30,000(4)	C$5.0768
July 17, 2025	10,000(4)	C$3.9779
July 18, 2025	35,729(4)	US$4.40
July 18, 2025	768,000(4)	C$5.0768
July 21, 2025	4,672,895(6)	US$5.35
July 21, 2025	746,666(4)	C$3.3086
July 21, 2025	115,600(4)	C$3.9779
July 21, 2025	218,500(4)	C$3.9779
July 21, 2025	575,000(4)	C$5.0768
July 22, 2025	33,334(4)	US$3.75
July 22, 2025	80,000(4)	US$2.9375
July 22, 2025	20,000(4)	C$5.0768
July 22, 2025	40,000(4)	C$3.9779
July 22, 2025	158,000(4)	C$5.0768
July 23, 2025	275,000(4)	US$3.13
July 23, 2025	30,000(4)	C$5.0768
July 23, 2025	62,300(4)	C$3.9779
July 23, 2025	119.768(4)	US$4.40
July 24, 2025	50,000(4)	C$7.3579
July 24, 2025	1,500(4)	C$3.9779
July 24, 2025	44,000(4)	C$5.0768
July 25, 2025	50,000(4)	C$7.3579
July 25, 2025	13,500(4)	C$3.9779
July 25, 2025	38,000(4)	C$5.0768

S-23

July 28, 2025	11,600(4)	C$3.9779
July 29, 2025	5,000(4)	C$5.0768
July 30, 2025	800(4)	US$4.40
August 6, 2025	232,000(4)	C$3.9779
August 11, 2025	5,000(4)	C$5.0768
August 28, 2025	24,000(4)	C$3.9779
August 28, 2025	2,000(4)	C$5.0768
September 4, 2025	6,500(4)	C$3.9779
September 5, 2025	45,000(4)	C$3.9779
September 5, 2025	39,000(4)	C$5.0768
September 10, 2025	6,000(4)	C$5.0768
September 11, 2025	3,000(4)	C$5.0768
September 22, 2025	7,500(4)	C$5.0768
September 22, 2025	54,509(1)	C$8.99191
September 23, 2025	3,500(4)	C$5.0768
September 25, 2025	10,000(4)	C$3.9779
September 29, 2025	586,667(4)	C$3.3086
October 1, 2025	233,644(4)	C$9.1973
October 1, 2025	266,667(4)	C$3.3086
October 1, 2025	402,500(4)	C$5.0768
October 2, 2025	26,800(4)	US$8.4375
October 2, 2025	27,028(4)	US$8.09
October 2, 2025	82,547(1)	C$8.99191
October 3, 2025	35,000(4)	C$5.0768
October 3, 2025	9,600(4)	US$4.40
October 6, 2025	796,540(4)	C$3.3086
October 6, 2025	40,000(4)	C$7.3579
October 6, 2025	26,064(4)	US$4.40
October 7, 2025	400(4)	US$4.40
October 8, 2025	10,000(4)	C$7.3759
October 8, 2025	232,000(4)	C$3.9779
October 8, 2025	132,000(4)	US$4.40
October 9, 2025	325,000(4)	C$5.0768
October 10, 2025	90,750(4)	US$2.625
October 10, 2025	882,663(4)	C$7.3579
October 14, 2025	232,000(4)	C$3.9779
October 15, 2025	144,500(4)	C$7.3579
October 15, 2025	2,000,000(4)	C$5.0768
October 15, 2025	47,356(4)	US$4.40
October 16, 2025	40,704(4)	US$4.40
February 6, 2026	1,196(4)	US$4.4025

Notes:

(1)	Issued pursuant to the settlement of RSUs (as such term is defined below).
(2)	Common Shares underlying units issued pursuant to the May 2025 Public Offering.
(3)	Issued pursuant to the Option Exercise.
(4)	Issued pursuant to the exercise of warrants.
(5)	Common Shares underlying units issued pursuant to the June 2025 Public Offering.
(6)	Common Shares underlying units issued pursuant to the July 2025 Public Offering.

S-24

Warrants

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued the following warrants:

Date of Issuance	Number of Warrants Issued	Exercise Price
May 5, 2025	1,715,000(1)	C$3.9779 (US$2.875)
May 5, 2025	100,000(2)	C$3.9779 (US$2.875)
May 5, 2025	90,750(3)	C$3.632 (US$2.625)
June 12, 2025	5,500,000(4)	C$5.0768 (US$3.71)
June 12, 2025	275,000(5)	C$4.2763 (US$3.13)
July 21, 2025	4,672,895(6)	C$7.3579 (US$5.35)
July 21, 2025	233,644(7)	C$9.1973 (US$6.6875)

Notes:

(1)	Pursuant to the May 2025 Public Offering, the Company issued 1,715,000 Common Share purchase warrants (“May Warrants”). Each May Warrant entitles the holder thereof to purchase one Common Share at C$3.9779 (the Canadian dollar equivalent of US$2.875), subject to adjustment, until May 5, 2030.
(2)	Pursuant to the over-allotment granted in connection with the May 2025 Public Offering, the Company issued 100,000 May Warrants.
(3)	In connection with the May 2025 Public Offering, the Company issued 90,750 Common Share purchase warrants (the “May Underwriter’s Warrants”), with each May Underwriter’s Warrant entitling the holder thereof to purchase one Common Share at C$3.632 (the Canadian dollar equivalent of US$2.625), subject to adjustment, until May 5, 2028.
(4)	Pursuant to the June 2025 Public Offering, the Company issued 5,500,000 Common Share purchase warrants (“June Warrants”). Each June Warrant entitles the holder thereof to purchase one Common Share at C$5.0768 (the Canadian dollar equivalent of US$3.71), subject to adjustment, until June 12, 2030.
(5)	In connection with the June 2025 Public Offering, the Company issued 275,000 Common Share purchase warrants (the “June Agent’s Warrants”), with each June Agent’s Warrant entitling the holder thereof to purchase one Common Share at C$4.2763 (the Canadian dollar equivalent of US$3.13), subject to adjustment, until June 12, 2028.
(6)	Pursuant to the July 2025 Public Offering, the Company issued 4,672,895 Common Share purchase warrants (“July Warrants”). Each July Warrant entitles the holder thereof to purchase one Common Share at C$7.3579 (the Canadian dollar equivalent of US$5.35), subject to adjustment, until July 21, 2030.
(7)	In connection with the July 2025 Public Offering, the Company issued 233,644 Common Share purchase warrants (the “July Agent’s Warrants”), with each July Agent’s Warrant entitling the holder thereof to purchase one Common Share at C$9.1973 (the Canadian dollar equivalent of US$6.6875), subject to adjustment, until July 21, 2028.

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Company has not granted any stock options pursuant to its share compensation plan.

Restricted Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Company granted 450,964 restricted share units (“RSUs”) pursuant to its share compensation plan, which may vest for an aggregate of 450,964 Common Shares. The particulars of such award are set forth in the following table:

Date of Award	Number of RSUs Awarded	Award Date Fair Value
May 20, 2025	450,964	C$4.29

S-25

TRADING PRICE AND VOLUME

The Common Shares are listed on the CSE under the symbol “DPRO” and on the Nasdaq under the symbol “DPRO”.

The following table provides the price ranges and trading volume of the Common Shares on the CSE for the periods indicated below:

	Price Ranges
	High (C$)	Low (C$)	Total Volume
February 2025	5.48	3.40	77,338
March 2025	4.77	2.68	85,179
April 2025	3.95	2.75	59,590
May 2025	3.95	2.30	198,877
June 2025	5.90	2.47	1,265,406
July 2025	10.01	3.90	2,546,391
August 2025	8.00	5.35	880,112
September 2025	13.31	5.95	1,398,882
October 2025	20.29	10.55	2,790,303
November 2025	15.27	8.35	932,309
December 2025	11.63	8.35	975,204
January 2026	14.65	9.35	2,023,982
February 1 – 26, 2026	11.38	8.86	1,260,427

On February 26, 2026, the closing price of the Common Shares on the CSE was C$9.36.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High (US$)	Low (US$)	Total Volume
February 2025	3.84	2.30	1,821,396
March 2025	3.32	1.84	2,281,811
April 2025	2.95	1.89	1,441,836
May 2025	2.95	1.63	5,062,837
June 2025	4.37	1.75	51,129,458
July 2025	7.31	2.96	153,039,755
August 2025	5.64	3.85	35,732,845
September 2025	9.55	4.28	107,004,224
October 2025	14.40	7.55	144,435,455
November 2025	10.79	6.03	40,193,256
December 2025	8.47	6.07	31,235,862
January 2026	10.62	6.79	51,129,866
February 1 – 25, 2026	9.40	6.44	35,059,373

On February 26, 2026, the closing price of the Common Shares on the Nasdaq was US$6.86.

S-26

RISK FACTORS

An investment in the Company’s securities involves risk. Before you invest in the Offered Securities, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the Form 20-F, Annual MD&A and Interim MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Company contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Company is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Company would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Company will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Company or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Company, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in the Offered Securities as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company; the ability to raise additional capital; general market conditions; published reports by securities analysts; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

Future sales of Common Shares by the Company or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Company could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Company’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per Common Share.

There will be no Market for the Pre-Funded Warrants.

The Company has not applied and does not intend to apply to list the Pre-Funded Warrants on any securities exchange. There will be no market through which the Pre-Funded Warrants may be sold and purchasers may not be able to resell the Pre-Funded Warrants purchased in the Offering. This may affect the pricing of the Pre-Funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Pre-Funded Warrants, and the extent of issuer regulation.

S-27

Holders of Pre-Funded Warrants Have no Rights As a Shareholder

Until a holder of Pre-Funded Warrants acquires Common Shares upon exercise of Pre-Funded Warrants, such holder will have no rights with respect to the Common Shares underlying such Pre-Funded Warrants. Upon exercise of such Pre-Funded Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Subsequent offerings may result in dilution to investors.

The Company may raise funds in the future through the sale of additional securities of the Company. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares (and the Common Shares issuable upon the exercise of Pre-Funded Warrants) offered hereunder. Convertible securities have been issued and may be issued in the future by the Company at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Offered Securities may incur substantial dilution in the near future.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or Nasdaq or achieve listing on any other public listing exchange.

No dividends have been paid on the Common Shares and the Company does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Common Shares, negatively impact the price of the Company’s Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Company’s Common Shares. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

S-28

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to this offering and exercise, disposition, and lapse of Pre-Funded Warrants acquired pursuant to this offering, and the acquisition, ownership, and disposition of the common shares received upon exercise of such Pre-Funded Warrants (the “Warrant Shares”). The term “securities” as used in this summary refers to the Common Shares, Pre-Funded Warrants, and Warrant Shares, as applicable.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the securities acquired pursuant to this offering that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

S-29

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the securities.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we believe a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants and Warrant Shares should generally be taxed in the same manner as a holder of Common Shares except as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of Pre-Funded Warrants should carry over to the Warrant Shares received. Similarly, the tax basis of the Pre-Funded Warrants should carry over to the Warrant Shares received upon exercise, increased by the exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per share. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrants as warrants to acquire Common Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrants could change, and a U.S. Holder may not be entitled to make the “QEF Election” or “Mark-to-Market Election” described below to mitigate PFIC consequences in the event that we are classified as a PFIC. Accordingly, each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a Pre-Funded Warrant pursuant to this Offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities.

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In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.

Based on the composition of our income and the value of our assets, we believe that we were not a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023 and, based on estimates of our income and assets for 2024, we currently expect that we will not be a PFIC for the taxable year ended December 31, 2024. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income including our use of proceeds from offerings of the securities, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of the securities. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years. If we are classified as a PFIC in any year during which a U.S. Holder holds the securities, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.

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Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the securities will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common Shares, Pre-Funded Warrants, or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the securities, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the securities, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Common Shares, Pre-Funded Warrants and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Pre-Funded Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the related Pre-Funded Warrant. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for the Warrant Shares, Common Shares and Pre-Funded Warrants under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares or Pre-Funded Warrants begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares or Pre-Funded Warrants. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares or Pre-Funded Warrants to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares or Pre-Funded Warrants.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares or Pre-Funded Warrants in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the securities.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Pre-Funded Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of the Common Shares or Pre-Funded Warrants makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new basis and holding period in the Warrant Shares acquired upon the exercise of the Pre-Funded Warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Pre-Funded Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the securities.

Upon the exercise of a Pre-Funded Warrant, a U.S. Holder may be required to make a new QEF Election with respect to the Warrant Shares received. Each U.S. Holder should consult its own tax advisor regarding the application of the QEF Election rules to the Pre-Funded Warrants and Warrant Shares upon exercise thereof.

U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that we are a PFIC and a U.S. Holder wishes to make a QEF election. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules.

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A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the Common Shares Pre-Funded Warrants, and Warrant Shares only if such shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules. A Mark-to-Market Election will likely not be available with respect to the Pre-Funded Warrants. Accordingly, each U.S. Holder should consult its own tax advisor regarding the availability of a Mark-to-Market Election with respect to the Pre-Funded Warrants. The balance of this discussion generally assumes that a Mark-to-Market Election may be made with respect a Pre-Funded Warrant.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares, Warrant Shares or Pre-Funded Warrants generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares, Warrant Shares or Pre-Funded Warrants. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares, Warrant Shares or Pre-Funded Warrants and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares, Warrant Shares and Pre-Funded Warrants.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to its Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Pre-Funded Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its securities. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, Pre-Funded Warrants, and any Warrant Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares, Pre-Funded Warrants, and any Warrant Shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

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A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares, Pre-Funded Warrants, and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, Pre-Funded Warrants and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Because the U.S. federal income tax characterization of the Pre-Funded Warrants is unclear, U.S. Holders of Pre-Funded Warrants should consult with their tax advisors as to the availability of a QEF Election or Mark-to-Market election with respect to the Pre-Funded Warrants.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the securities as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such securities.

In addition, a U.S. Holder who acquires securities from a decedent will not receive a “step up” in tax basis of such securities to fair market value.

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Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the securities.

U.S. Federal Income Tax Consequences of the Exercise of Pre-Funded Warrants

If the acquisition of a Pre-Funded Warrant is not treated as an acquisition of Common Shares for U.S. federal income tax purposes as described above in under the heading “Treatment of Pre-Funded Warrants”, then the following rules described in this paragraph would apply to the exercise of a Pre-Funded Warrant. The following discussion describes the general rules applicable to the exercise of the Pre-Funded Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.” A U.S. Holder should not recognize gain or loss on the exercise of a Pre-Funded Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Pre-Funded Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Pre-Funded Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Pre-Funded Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Pre-Funded Warrant would commence on the date of exercise of the Pre-Funded Warrant or the day following the date of exercise of the Pre-Funded Warrant. If we are a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its Pre-Funded Warrant.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Common Shares, Pre-Funded Warrants and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares, Pre-Funded Warrants, and Warrant Shares, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on the Common Shares, Pre-Funded Warrants and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share, Pre-Funded Warrant, or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in such securities and thereafter as gain from the sale or exchange of such securities (see “Sale or Other Taxable Disposition of the Common Shares, Pre-Funded Warrants and Warrant Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such securities will constitute ordinary dividend income. Dividends received on such securities generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Common Shares, Pre-Funded Warrants and Warrant Shares

Upon the sale or other taxable disposition of the Common Shares, Pre-Funded Warrants or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such securities sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such securities have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of the securities generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the securities generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE SECURITIES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

S-37

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Company by DLA Piper (Canada) LLP and on behalf of the Placement Agent by Cozen O’Connor LLP. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Lucosky Brookman LLP and on behalf of the Placement Agent by Ellenoff Grossman & Schole LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditors are DMCL LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. DMCL LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the code of professional conduct of the Chartered Professional Accountants of British Columbia.

Our transfer agent and registrar for our Common Shares in Canada and the United States is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia, and Albany, New York, respectively.

AGENT FOR SERVICE OF PROCESS

Thomas Modly, Tim Dunnigan and Christopher Miller, members of the board of directors of the Company that reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under, and governed by, the laws of British Columbia, Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Draganfly, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Draganfly has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Draganfly appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Draganfly in a U.S. court arising out of or related to or concerning the Offering of Offered Securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

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CERTIFICATE OF THE COMPANY

Dated: February 26, 2026

The short form prospectus, together with the documents incorporated in the prospectus by reference as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of British Columbia, Ontario and Saskatchewan.

(Signed) Cameron Chell	(Signed) Paul Sun
Cameron Chell Executive Chairman, President and Chief Executive Officer	Paul Sun Chief Financial Officer

On behalf of the Board of Directors

(Signed) Denis Silva	(Signed) Tim Dunnigan
Denis Silva Director	Tim Dunnigan Director

C-1

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Ontario and Saskatchewan that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	February 25, 2026

DRAGANFLY INC.

$300,000,000

COMMON SHARES

PREFERRED SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Draganfly Inc. (the “Company” or “Draganfly”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $300,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) preferred shares of the Company of any series (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below); (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation) and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (v) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

i

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

ii

The issued and outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DPRO”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”, and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “3U8A”.

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities of the Company is highly speculative and involves a high degree of risk. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such disclosure requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence status and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus are Canadian residents, and some or all of the underwriters, dealers or agents named in any Prospectus Supplement may be residents of a country other than the United States, and a substantial portion of the assets of the Company and these persons are located outside of the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities may have tax consequences both in Canada and the United States. Such consequences may not be fully described in this Prospectus or any accompanying Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian and United States Federal Income Tax Considerations”.

Thomas Modly, Tim Dunnigan and Christopher Miller are members of the board of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Lucosky Brookman LLP as to matters relating to United States law.

The Company’s head office is located at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8, and the registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.

iii

iv

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Prospectus and the documents incorporated by reference herein may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including, but not limited to, “gross margins” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. For definitions and reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s latest management’s discussion and analysis incorporated by reference herein.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to the “Company” or “Draganfly”, refer to Draganfly Inc. together, where context requires, with our subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States. On February 24, 2026, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3708 or C$1.00 = US$0.7295.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	volatility in the Company’s securities and the continued listing of the Company’s securities on Nasdaq.

Although we base the forward-looking statements contained in this Prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Prospectus include:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus:

●	a history of losses;
●	dilution as a result of future sale of Common Shares or other securities;
●	discretion in the use of net proceeds from the sale of Securities;
●	high level of price volatility of the Common Shares;
●	increased research and development costs and reduced profitability as a result;

2

●	lack of outside funding available for research and development;
●	adoption of new business models could fail to produce any financial returns;
●	operational risks;
●	evolving market and difficulty of evaluation future prospects;
●	competition in the industry;
●	rapid technological change in the industry;
●	failure to obtain or maintain required regulatory approvals;
●	shipping products outside of Canada and approvals required for exporting;
●	regulatory regime the Company operates in;
●	risk associated with acquisitions;
●	reliance on management and key employees;
●	growth in the number of personnel straining resources;
●	uncertainty and adverse changes in the economy;
●	market-based financial risks associated with its operations;
●	the conflict between Russia and Ukraine;
●	negative macroeconomic and geopolitical trends;
●	risks associated with foreign operations in other countries;
●	Canadian tax risks;
●	supply chain risks;
●	weather-related risks on products;
●	products may be subject to the recall or return;
●	having defective products;
●	negative consumer perception;
●	failure to adequately market products;
●	electronic communication security risks;
●	possibility of data breaches and inadequacy of consumer protection and data privacy policies;
●	reliance on business partners;
●	failure to protect and maintain and the consequential loss of intellectual property rights;
●	obtaining and maintaining the Company’s patent protection;
●	potential litigation;
●	intellectual property rights protection;
●	failure to adhere to financial reporting obligations and other public company requirements;
●	limited operating experience as a publicly traded company in the U.S;
●	goodwill and other intangible assets comprising of significant portion of value;
●	directors and officers conflicts of interest;
●	high level of price and volume volatility in the capital markets;
●	lack of active trading market on the CSE and/or the Nasdaq;
●	no dividends for the foreseeable future;
●	United States investors may not be able to obtain enforcement of civil liabilities against us;
●	emerging growth company making Company less attractive to investors;
●	increased costs as a result of operating as a public company in the United States;
●	limited publicly available information relative to U.S. domestic issuers given classification as a foreign private issuer; and
●	the other factors in the section titled “Risk Factors” in the Form 20-F (as defined herein) and other filings made by the Company with Canadian and U.S. securities authorities.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. If any of the these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus.

3

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this Prospectus speaks only as of the date of this Prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

WHERE TO FIND ADDITIONAL INFORMATION

This Prospectus is being filed in connection with a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Company may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of C$300,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Company may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the U.S. Registration Statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedarplus.ca.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company, at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8 (Telephone 1-800-979-9794) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual report on Form 20-F (the “Form 20-F”) of the Company for the financial year ended December 31, 2024;

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2024;

(d)	the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025;

(e)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and six months ended June 30, 2025;

(f)	the management information circular of the Company dated May 12, 2025 with respect to the annual general and special meeting of shareholders held on June 17, 2025;

(g)	the material change report dated April 7, 2025 in respect of the appointment of Christopher Miller as a director of the Company;

(h)	the material change report dated May 12, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 1,715,000 units at a price of US$2.10 per unit and 100,000 common share purchase warrants for gross proceeds of approximately US$3.6 million (the “May Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

(i)	the material change report dated June 10, 2025 in respect of the exercise of the over-allotment option granted in connection with the May 2025 Public Offering for the issuance of 100,000 Common Shares at a price of US$2.09, for gross proceeds of US$209,000 (the “Option Exercise”);

(j)	the material change report dated June 19, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 5,500,000 units at a price of US$2.50 per unit for gross proceeds of approximately US$13.75 million (the “June Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

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(k)	the material change report dated July 17, 2025, in respect of the selection of the Company’s Commander 3XL UAV platform by a major branch of the United States Department of Defense;

(l)	the material change report dated July 23, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 4,672,895 units at a price of US$5.35 per unit for gross proceeds of approximately US$25 million (the “July Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

(m)	the material change report dated October 10, 2025, in respect of the Company’s selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training;

(n)	the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025; and

(o)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2025.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 -Short Form Prospectus Distributions) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

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References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

●	the consent of DMCL LLP, the Company’s independent auditor; and

●	the powers of attorney from the Company’s directors and officers, as applicable.

A copy of the form of any applicable warrant indenture or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares. Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s registered agent in the United States is C T Corporation System, 28 Liberty Street, New York, NY 10005 and its telephone number is (212) 894-8940.

Description of the business

The Company is a manufacturer, contract engineering, reseller, and product development company within the unmanned aerial vehicle (UAV) space, serving the public safety, civil, military, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives. Further information regarding the business of the Company or its operations can be found in the Form 20-F and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

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Products and Services

The Company can provide its customers with an entire suite of products and services that include: quad-copters, fixed wing aircrafts, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. The Company is also offering  exterior soft washing services.

Draganfly Products

Manufactured Solutions

The Company is among the longest-running manufacturers of multirotor drones in the world. Draganfly’s drones include the following:

●	Draganfly Flex FPV - The Flex FPV is an innovative, low-cost platform that allows tactical users the opportunity to adjust a single vehicle to multiple configurations, allowing for a payload capacity of 1-10 pounds and accommodating various mission profiles including indoor operations. Designed for in-field production and repair, the Flex FPV can be deployed with a variety of modular and independent payload systems to support various capabilities.

●	Draganfly Apex - The Apex is compact, adaptable multi-mission platform best suited for quick response operations and high volume tasks such as surveying or industrial inspection. The Apex features optional onboard compute upgrades and is capable of carrying up to a 6.6 pound payload. Capable of supporting multiple radio and control link configurations, the Apex is built to support the most demanding of industrial or public safety environments.

●	Draganfly Commander 3XL - The Commander 3 XL Drone is a modular platform capable of carrying payloads of more than 20 pounds making it the ideal choice for industry leaders across a variety of major markets including public safety and agriculture. The Commander 3 XL Drone’s fuselage consists of a simple rectangular tube. Each component of the drone has been specifically designed to ensure the airframe can pack down into a transportable case.

●	Draganfly Heavy Lift Drone - The Draganfly Heavy Lift Drone is a versatile, multi-rotor UAV, designed to enhance deliveries and flight times. Compatible with a variety of interchangeable payloads, this heavy-duty drone can carry more and fly longer. The DHL Drone can be configured to carry up to 67 pounds.

●	Draganflyer Commander2 – The Draganflyer Commander2 is a multi-mission, high-endurance, electric sUAS that combines the signature design elements of our past Draganflyer systems with the most advanced features to date. The Commander2 can be used for numerous applications across many industries including agriculture, public safety, and aerial 3D modeling. Paired with powerful MAVLink-based flight planning software, the Draganflyer Commander2 supports both fully- and semi-automated missions, as well as manual flight operations with a pilot in the loop for a high level of system control to handle any operational task.

●	Draganfly Long Range LiDAR - Draganfly’s Long Range LiDAR system provides accurate distance measurements and improved resolution over conventional photogrammetry methods. The cutting-edge sensor technology can be mounted on UAV, airplanes, and helicopters for those professionals requiring precision imagery.

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Software

The Draganfly Ground Control flight planning software is an intuitive, easy to use, application that enables customers to quickly plan, fly, and process meaningful data. Based on the project, camera type, optics, and altitude, the drone software determines the appropriate camera shutter interval, aircraft speed, and flight plan to capture the optimum required photo overlap to generate 2D and 3D maps and models. The Draganfly Surveyor directly integrates with Pix4Dmapper for survey-grade results and can be used alongside other third-party photogrammetry programs.

Vital Intelligence

The Draganfly Vital Intelligence platform is a touchless health assessment system that leverages proprietary machine-vision methods to measure biometrics such as heart rate, oxygen saturation and blood pressure. Vital Intelligence is a data platform that turns an existing camera into a touchless  detection system. Draganfly integrates this technology into a variety of platforms and camera systems – both on the ground and in the air – to support use cases such as visitor intake and other general health and wellness applications.

Draganfly Services

Custom Engineering

Draganfly is a contract engineering partner for government agencies, enterprise organizations, academic institutions, and businesses of all sizes. The Draganfly team’s truest capabilities are actualized during the engineering process as hardware designers, software designers, engineers, project managers, and vertical-specific experts come together to build custom drone solutions for its partners. Draganfly’s end-to-end engineering services include:

●	Hardware design: Component, product, and system design;

●	Software design: Custom software and interface design;

●	Development: Including integration with third party platforms, PixX4D, Pixhawk, Ardupilot, DJI and more;

●	Modeling: 3D design and modeling of mechanical components;

●	ITAR (International Traffic in Arms Regulations) equipment management: Approved handling and integration of ITAR, and Controlled Goods technologies; and

●	Support: Testing, training, documentation, and repairs.

Training

Draganfly offers custom-designed training packages that are tailored to specific operations and use cases. The Company also offers basic training for new UAV owners, and advanced classes for users who understand the fundamentals and are looking for new ways to increase flight efficiency or comply with federal regulations.

Flight Services

Draganfly has a team of qualified pilots that conduct flights on behalf of its customers. The team specializes in working with emergency services including police, fire, and search and rescue personnel. Draganfly also supports industrial applications, utility and power companies, environmental and agricultural entities and others.

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Geographic Information Systems (GIS) Data Services

Draganfly has a team of qualified GIS Data Specialists and Surveyors that support the delivery of services to clients in various markets. These services include the creation and maintenance of data sets of spatial analysis.

Spraying Services

Draganfly operates, in partnership with a leader in natural and organic disinfectants, to administer a sanitization spraying service in large public venues by misting a surface spray across the entire venue in four to six hours. In addition to disinfectant application, Draganfly provides heights cleaning services deployed by drone, supporting various soft wash techniques for industry, commercial and residential clients.

Recent Developments

On January 16, 2025, the Company announced a strategic collaboration with Volatus Aerospace Inc. (“Volatus”), a global provider of aerial solutions. This collaboration will address the growing demand for precision data acquisition in energy markets by integrating Volatus’ advanced Bathymetric sensor technology with the Company’s Heavy Lift Drone. Under the terms of the agreement, Volatus Aerospace will operate as an OEM approved dealer of the Company’s robust portfolio of multi-use UAV platforms, including the Heavy Lift Drone, Commander 3XL, and Apex Drones. These NDAA compliant drones will enrich Volatus’ current offerings, enabling more selection for its clients.

On January 23, 2025, the Company announced that it secured a Federal Aviation Administration waiver from the U.S. Department of Transportation enabling its small unmanned aircraft to conduct operations over human beings and moving vehicles in the United States. This waiver marks a significant milestone for the Company and highlights its commitment to advancing the capabilities of UAV operations in complex urban environments. These regulatory exemptions reinforce the Company’s position as an innovator in the UAV space and showcase its readiness to meet the evolving needs of its defense, government, and commercial partners.

On February 5, 2025, the Company confirmed through recent sales activities its positioning and preparedness to support the enhancement of border security amid evolving global trade and security uncertainties and shifting geopolitical dynamics. The Company has been engaged in sales development activities with multiple groups supporting the Southern U.S. border, most notably Cochise County in Arizona, United States. These sales development activities have primarily involved site visits and collaboration meetings with such groups to identify the technical requirements they face. These efforts are building towards an activation and media event hosted by Cochise Country in the fourth quarter of 2025 to announce the pending release of a product developed to address their needs and intent to purchase.

On March 3, 2025, the Company announced an expansion of the strategic collaboration with Volatus, to address rapidly growing global demand for the automation and digitization of geospatial data collection and analysis solutions for Utility Infrastructure. This teaming agreement builds on the prior collaboration agreement, harnessing Volatus’ operational and regulatory capabilities, advanced sensor technology and Draganfly’s advanced product, engineering, and integration capabilities. This expanded collaboration will engage high-profile global power and infrastructure providers to enhance efficiency and safety in power utility solutions.

On March 10, 2025, the Company announced the establishment of its new U.S. location in Tampa, Florida. Strategically positioned near key military and government clients, this expansion includes a demonstration and live fire testing facility, reinforcing Draganfly’s commitment to delivering cutting-edge drone solutions to its U.S. customers.

On March 20, 2025, the Company announced the appointment of Christopher Miller to the Board.

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On April 9, 2025, the Company announced it has been selected as the primary unmanned aerial systems provider by Balko Technologies (“Balko”), an industry-leading company specializing in the design and manufacture of high-performance LiDAR payloads and post-processing software. Under this agreement, Balko becomes an official distributor of Draganfly’s products throughout North America, expanding access to cutting-edge drone technology for industrial, energy, and environmental monitoring applications.

On April 10, 2025, the Company announced it has been selected by SafeLane Global Ltd. (“SafeLane”) as its preferred unmanned aerial systems and aerial survey provider. Under the agreement, Draganfly will provide advanced drone solutions, including UAVs, specialized sensors, and data analysis services, to support SafeLane’s global mine action initiatives. The collaboration aims to enhance the speed, accuracy, and safety of explosive threat detection and removal operations in high-risk environments.

On April 16, 2025, the Company announced the formation of its Public Safety Advisory Board, and the engagement of Paul Goldenberg to serve as the inaugural Chair of the Public Safety Advisory Board.

On May 1, 2025, the Company announced a strategic teaming agreement with Autonome Labs (“Autonome”), a humanitarian tech innovator, to develop an integrated aerial deployment solution for M.A.G.I.C, (Mine and Ground Inert Clearance) Autonome’s groundbreaking mesh-based demining system.

On May 5, 2025, the Company announced the closing of the May Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On May 14, 2025, the Company announced the appointment of Peter Lambrinakos, O.O.M., CPP, to its Public Safety Advisory Board.

On June 3, 2025, the Company announced the first deliveries of its Flex FPV (First Person View) systems under an order from a major U.S. military prime contractor supporting land systems operations for allied forces.

On June 6, 2025, the Company announced that further to the closing of the May Offering, Maxim Group LLC, as underwriter and sole book-running manager, had partially exercised their over-allotment option to purchase an additional 100,000 common shares at the price of US$2.09 per share for aggregate gross proceeds of US$209,000 prior to deducting underwriter discounts and commissions.

On June 10, 2025, the Company announced its selection by the Cochise County Sheriff’s Department (in Arizona, USA) to support a new drone pilot program aimed at enhancing surveillance and operations along the U.S. southern border. Under this new pilot program, the department will deploy the Draganfly family of drones for extended border surveillance, quick-response missions and nighttime operations.

On June 12, 2025, the Company announced the closing of the June Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On June 17, 2025, the Company announced the successful deployment and performance of the Drone Recharging Operational Payload System (“DROPS”) during the U.S. Army’s Sustainment Modernization Experiment 2025 (“SMEX25”). Throughout SMEX25’s week-long field exercises, the DROPS system, integrated with Draganfly’s Commander 3XL, achieved a 100% success rate in autonomously deploying, recovering, and recharging TB2’s tactical resupply pods.

On July 16, 2025, the Company announced its Commander 3XL UAV platform was selected by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities. The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements.

On July 21, 2025, the Company announced the closing of the July Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On July 22, 2025, the Company announced the sale of Commander 3XL UAV systems to a defense contractor specializing in persistent surveillance technologies for military operations.

On July 30, 2025, the Company announced the successful completion of a sale of multiple Draganfly Heavy Lift Drones, after extensive testing, to a Fortune 50 telecommunications company for UAV-based emergency response and emergency communication network capabilities.

On August 5, 2025, the Company announced it demonstrated an integrated tactical strike system at invite-only Pentagon event.

On August 26, 2025, the Company announced that it is positioned to support Canada’s new $2 Billion military commitment to Ukraine with advanced drone and tactical capabilities.

On August 28, 2025, the Company announced the expansion of its U.S. manufacturing footprint and capacity to meet demand for scalable U.S.-made drone solutions.

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On September 3, 2025, the Company announced its successful completion of operational demonstrations of its Commander 3XL and Flex FPV drones with partner provider MMS Products as part of the U.S. Department of Defense Technology Readiness (T-REX) 24-2 exercise held from August 19 to 28, 2025 at Camp Atterbury, Indiana.

On September 30, 2025, the Company announced its selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training.

On October 9, 2025, the Company announced the execution of a formal agreement with Global Ordnance, a U.S. Defense Logistics Agency prime contractor, whereby Global Ordnance will serve as a U.S. defense partner for the Company’s line of unmanned aerial systems and related solutions. Under the agreement, the Company and Global Ordnance will collaborate to accelerate U.S. defense adoption of the Company’s products, provide supply chain support, and integrate mission-specific capabilities for defense applications.

On October 16, 2025, the Company announced the appointment of Drone Nerds as an official value-added reseller for its full line of NDAA-compliant unmanned aerial systems to provide sales, integration, training, support, and service for the Company’s public safety-grade drone systems across the U.S. and allied markets.

On October 21, 2025, the Company announced a collaboration with Palladyne AI Corp. to enhance the capabilities of the Company’s unmanned aerial vehicle platforms with an edge-based, platform-agnostic, intelligent swarming and collaborative AI software.

On November 13, 2025, the Company announced a second purchase order from a Fortune 50 telecommunications company pursuant to which the Company will deliver multiple units of its Commander 3XL platform integrated with the Unmanned Systems & Solutions Inc. tether system.

On November 20, 2025, the Company announced it had secured a strategically significant international military order for Commander 3XL drones from a defense contractor.

On December 8, 2025, the Company announced that it had entered into a collaborative framework with Babcock International Group PLC and Critical Infrastructure Technologies Corp., operating through its subsidiary CiTech International Ltd., to explore multi-company initiatives aimed at strengthening defense and security capabilities across the Asia-Pacific region.

On January 20, 2026, the Company announced the appointment of Cameron Chell, as Executive Chairman of the board of directors.

On February 2, 2026, the Company announced an award to provide Flex FPV Drones and foundational FPV training to U.S. Air Force Special Operations Command units with partner DelMar Aerospace Corporation.

On February 20, 2026, the Company announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of any Securities pursuant to this Prospectus for general corporate and working capital requirements, including to fund ongoing operations, growth initiatives and/or working capital requirements, to repay indebtedness outstanding from time to time (if any), to complete one or more future acquisitions of companies, businesses, technologies, intellectual property and/or other assets or for other corporate purposes, all as set forth in the Prospectus Supplement relating to the offering of the Securities.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement, provided that certain expenses in any secondary offering may be paid by the Company. See “Risk Factors - Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2024. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the offering and/or its existing working capital to fund such negative cash flow which will be indicated in a Prospectus Supplement, as applicable. All expenses relating to an offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

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CONSOLIDATED CAPITALIZATION

Since September 30, 2025, the date of the Company’s most recently filed financial statements, and other than as disclosed in the Form 20-F, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis except the following:

●	on October 1, 2025, the issuance of 902,811 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 2, 2025, the issuance of 82,547 Common Shares pursuant to the vesting of restricted share units;

●	on October 2, 2025, the issuance of 53,828 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 3, 2025, the issuance of 44,600 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 6, 2025, the issuance of 862,604 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 7, 2025, the issuance of 400 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 8, 2025, the issuance of 374,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 9, 2025, the issuance of 325,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 10, 2025, the issuance of 973,413 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 14, 2025, the issuance of 232,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 15, 2025, the issuance of 2,191,856 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 16, 2025, the issuance of 40,704 Common Shares pursuant to the exercise of common share purchase warrants; and

●	on February 6, 2026, the issuance of 1,196 Common Shares pursuant to the exercise of common share purchase warrants.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

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PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE and on the Nasdaq under the symbol “DPRO”, on the FSE under the symbol “3U8A”. Trading price and volume information for the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each Prospectus Supplement to this Prospectus.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The following describes the material terms of the Company’s share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our notice of articles and articles, as amended.

Our authorized share capital consists of an unlimited number of Common Shares of which 29,345,971 were issued and outstanding as of February 24, 2026 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of February 24, 2026.

Common Shares

Each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares at such time and in such amount as may be determined by the Board, in its discretion. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, rateably, in the distribution of the assets of the Company, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares.

Dividend Policy

We have not paid any dividends to date on the Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (British Columbia), we intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

The Preferred Shares may be issuable in series and the directors may, from time to time before the issue of any Preferred Shares of any particular series, define and attach special rights, privileges, restrictions, and conditions to the Preferred Shares of any series, including voting rights, entitlement to dividends, and redemption, conversion, and exchange rights. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred Shares will rank on a parity with holders of the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

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DESCRIPTION OF WARRANTS

The Company may issue additional Warrants, separately or together, with Common Shares, Preferred Shares, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants offered;

●	the price or prices, if any, at which the Warrants will be issued;

●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Warrants;

●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it, and such warrant indenture will be available electronically on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Warrants or Units or any combination thereof, as the case may be. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada and the United States after it has been entered into by the Company, and such subscription receipt agreement will be available electronically on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Subscription Receipts offered;

●	the price or prices, if any, at which the Subscription Receipts will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the Securities into which the Subscription Receipts may be exchanged;

●	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

●	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount and the events or conditions under which the amount of Securities may be subject to adjustment;

●	the dates or periods during which the Subscription Receipts may be exchanged;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	if applicable, the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

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●	any minimum or maximum subscription amount;

●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Units will be offered;

●	the Securities comprising the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	certain material United States and Canadian federal income tax consequences of owning the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

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PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $300,000,000 in Securities hereunder.

This Prospectus does not constitute an offering of Securities and there is no certainty that an offering of Securities will complete during the 25-month qualification period of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the CSE, Nasdaq, FSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

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Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Form 20-F, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is highly speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the Form 20-F and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

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A shareholder’s holding in the Company may be diluted if the Company issues additional Common Shares or other securities in the future.

The Company may issue additional Common Shares or other securities in the future, which may dilute a shareholder’s holding in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of Common Shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of Common Shares or securities. In addition, the Company may issue additional Common Shares upon the exercise of incentive stock options to acquire Common Shares under its share compensation plan or upon the exercise or conversion of other outstanding convertible securities of the Company, which will result in further dilution to shareholders. In addition, the issuance of Common Shares or other securities in any potential future acquisitions, if any, may also result in further dilution to shareholder interests.

An investment in the Securities is not guaranteed and may result in the loss of an investor’s entire investment.

There is no guarantee that any investment in the Securities will earn any positive return in the short term or long term. Any investment in the Securities is highly speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

We will have broad discretion in the use of the net proceeds from the sale of Securities and may not use them to effectively manage our business.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the issued and outstanding securities of the Company to decline.

Maintenance of Successful Relationships with Counterparties

Management of the Company has broad discretion to enter into partnerships and similar arrangements with other industry participants, to evaluate and pursue future growth. In the past, the Company has announced partnerships or similar arrangements with AeroCine Ventures, Inc. d/b/a Vermeer, SkyeBrowse Inc., CODAN Communications, AgileMesh, Inc., Arabian Aero Investment LLC, Ulkatcho Group of Companies, Knightscope, Inc., Doddle Labs, UXV Technologies, Squamish Search and Rescue, ParaZero Technologies Ltd., the Institute for Drone Technologies, and other industry participants. Our counterparties often participate in the development of several different companies, including concepts and products that compete with ours, may not devote adequate resources to development of partnerships with the Company or the Company’s management may determine, after review and evaluation, that a partnership will not result in future growth for various business reasons. Accordingly, there is no guarantee that a partnership or similar arrangement announced by the Company will be maintained or result in the future growth of operations, financial conditions and prospects and accordingly investors should refer to the Company’s financial statements for additional information on these opportunities and their status.

The market price of the Common Shares may be highly volatile.

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including but not limited to:

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	actual or anticipated changes or fluctuations in our results of operations;
●	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
●	rumors and market speculation involving us or other companies in our industry;
●	changes in our executive management team or the composition of the board of directors of the Company;
●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	general market conditions and macroeconomic trends driven by factors outside our control, such as pandemics and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors;
●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;
●	announced or completed acquisitions of businesses or technologies by us or our competitors;

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●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	shareholder activism and related publicity;
●	foreign exchange rates; and
●	other risk factors as set out in this Prospectus and in the documents incorporated by reference into this Prospectus.

If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.

There is no guarantee that an active trading market for our Common Shares will be maintained on the CSE and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will ever develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Our Common Shares are currently listed on the CSE, Nasdaq, and FSE, however, our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, the Nasdaq or any other public listing exchange.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this Prospectus reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Prospectus.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

DMCL LLP (formerly known as Dale Matheson Carr-Hilton LaBonte LLP) is the auditor of the Company and has confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants.

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LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Lucosky Brookman LLP as to matters relating to United States law. As at the date hereof, (i) the partners and associates of DLA Piper (Canada) LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares, and (ii) the partners and associates of Lucosky Brookman LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are DMCL LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. DMCL LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

The transfer agent and registrar for our Common Shares is Endeavour Trust Corporation at its principal office in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

Certain directors and officers of the Company reside outside of Canada. As a result of the persons named below residing outside of Canada, each of them has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Thomas Modly, Tim Dunnigan and Christopher Miller	DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is organized under the laws of British Columbia, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

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The Company filed with the SEC, concurrently with the U.S. Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, NY 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

However, purchasers of Common Shares distributed under an at-the market distribution by Draganfly do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 - Shelf Distributions.

Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by Draganfly may have against Draganfly or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: February 25, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces of British Columbia, Ontario and Saskatchewan.

(Signed) Cameron Chell	(Signed) Paul Sun
Cameron Chell	Paul Sun
President and Chief Executive Officer and a Director	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Denis Silva	(Signed) Scott Larson
Denis Silva	Scott Larson
Director	Director

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